SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoi-dearo, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Facilities Investment

1.	Investment subject:

•	Investment in a production line for small and medium display panels.

2.	Investment amount:

•	KRW 0.83 trillion

3.	Investment purpose:

•	Increase production capacity in anticipation of growth in demand for smart devices.

4.	Resolution of Board of Directors:

•	Date: August 30, 2013

•	Attendance of Outside Directors: 2 out of 4 outside directors

5.	Remarks

•	We plan to begin investment in the line in the third quarter of 2013, with mass production scheduled for the fourth quarter of 2014, subject to change depending on our assessment of market conditions and internal timetable.

•	The above investment is expected to be made in stages.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 30, 2013	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division